Mail Stop 05-10

						June 10, 2005

via U.S. mail and Facsimile

Mary Beth Gustafsson
Senior Vice President, General Counsel and Secretary
American Standard Companies Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, New Jersey 08855-6820

	Re:	American Standard Inc.
Form S-4 filed May 12, 2005
File No. 333-124857

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 001-11415

Dear Ms. Gustafsson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed May 12, 2005

General

1. Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

2. We note that the Company is registering the Exchange Notes in reliance on the staff`s position enunciated in Exxon Capital Holdings
Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman and Sterling (available July 2, 1993). Accordingly, with the next amendment please provide a supplemental letter to the staff (1) stating that the issuer is registering the exchange offer in reliance on the staff`s position in such letters, and (2) including the statements and representations substantially in the form set forth in the Morgan
Stanley & Co. Incorporated and Shearman and Sterling letters.

3. We note that definitions you include on page i with regard to American Standard, the issuer, and the guarantors. Please revise here, and throughout the prospectus, to make clear which entity to which you are referring. Currently, based on your definitions, in some sections your disclosure appears to state that American Standard
Companies Inc. issued the outstanding notes and other sections it appears that American Standard Companies Inc. is a guarantor of the outstanding notes.

4. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Incorporation of Certain Documents by Reference, page ii

6. Please include the file numbers.  See Rule 411(d) of Regulation
C.

7. We note your disclosure in the fourth bullet point. Please note that you will need to update the information stated here to specifically reference documents filed after the date you filed this document. Although you appear to be relying on paragraph H.69 from our 1997 Manual of Publicly Available Telephone Interpretations, please note that you can only refrain from specifically incorporating documents filed prior to effectiveness if you refer to the initial filing of the registration statement and you are not otherwise required to file an amendment. In this connection, please also confirm to us that in the first prospectus used after effectiveness and filed under Rule 424(b), you will identify all Exchange Act reports filed prior to effectiveness that you have not specifically incorporated.

Forward-Looking Statements, page iii

8. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(c) of the Securities Act and Section 21E(b)(2)(c) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Industry and Market Data, page iv

9. We note your use of information from industry publications and the statement that "[a]lthough we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information...". While you may state that you have not independently verified the data, you may not disclaim responsibility for the information you elect to include in your prospectus. Please revise.

The Exchange Offer, page 2

10. State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Please make a similar revision on page 11.

Certain U.S. Federal Income Tax Consequences, page 4

11. Please revise to substitute material for certain in your subheading.

12. Please delete "we believe" from your disclosure here. We note your disclosure on the cover page which states affirmatively that the exchange will not be a taxable event for U.S. federal income tax purposes.

13. Please revise your statement "but you should consult your tax advisor about the tax consequences of the exchange offer." Note holders should be able to rely on the tax consequences disclosed in your registration statement. You may indicate that holders may consult with their own tax advisors concerning their individual circumstances, however.

The Exchange Notes, page 5

14. In the "Ranking" section, please discuss how the exchange notes will rank in comparison to the obligations of each guarantor.
15. What does "effectively" junior mean? Please revise to explain.

Selected Consolidated Financial Data, page 9

16. Your selected consolidated financial data presents total segment income, which outside the context of your SFAS 131 disclosure is a non-GAAP financial measure. Please expand your disclosure to include the following:
* a discussion which details why the presentation of total segment income provides useful information to investors regarding your financial condition and results of operations,
* a footnote stating total segment income may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.
Refer to SEC Release No. 33-8176 and Questions 19-21 of SEC FAQ dated
June 13, 2003.

Expiration Date; Extensions; Amendment; Termination, page 13

17. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

18. You reserve the right to "delay accepting any outstanding note".
Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

19. We note your disclosure in the first sentence of the second to last paragraph concerning oral notice. Please advise us as to how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule
14e-1(d).

Procedures for Tendering, page 14

20. We note that you state that "[u]nless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Revise your disclosure on page 16 accordingly.


21. We note the disclosure indicating that you will return any old notes not accepted for exchange "as soon as practicable" after the expiration date of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Ranking, page 22

22. State the amount of subordinated debt outstanding for American Standard Inc. as of the most recent date practicable. In addition, state the amount of unsecured unsubordinated obligations of each guarantor, as well as the amount of any debt held by the guarantors that ranks senior to the guarantees. Also include this revised disclosure in your summary on page 6.

Material Federal Income Tax Considerations, page 31

23. Please delete the statement on page 35 that the tax discussion is
for "general information only."  Please also revise your statement on
page 31 that you "intend this discussion to be a general
description
of the U.S. federal income tax considerations material to the exchange...."

Independent Registered Public Accounting Firm, page 149

24. Since the auditor has consented to the use of its name certifying the financial statements included in the registration statement, please revise to list them as "Experts."

Legal Matters, page 36

25. Please give the address for McDermott Will & Emery LLP. See paragraph 23 of Schedule A to the 1933 Act.

26. Please also state that McDermott Will & Emery LLP has passed on the enforceability of obligations under the exchange notes and the guarantees.

Item 21.  Exhibits and Financial Statement Schedules

27. Please file the registration rights agreement as an exhibit to the registration statement.

28. A legality opinion is required to be filed with this registration statement. Please file the opinion with the next amendment.


Exhibit 23.1

29. Please make arrangements with Ernst & Young LLP to have them update their consent to include the complete Form S-4 filing number.
Please also ensure that the updated consent is signed and covers the reference to them on page 36.

Exhibit 99.1 - Letter of Transmittal

30. We note the statement on page 6 that you will return any outstanding notes not accepted for exchange "as promptly as practicable" after expiration or termination of the Exchange Offer.
Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise this statement and a similar statement on page 11.

31. To the extent necessary, please make any changes requested by the above comments relating to the prospectus in the letter of transmittal as well.

Form 10-K for fiscal year ended December 31, 2004 and Form 10-Q for fiscal quarter ended March 31, 2005

Comments applicable to your overall filing

32. Please address the comment above regarding your Selected
Consolidated Financial Data in your Form 10-K as well.

33. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1. Business, page 1
General, page 6
Raw Materials, page 6

34. Please expand your disclosure to discuss any material contracts you have entered into relating to energy and materials used in the production of your products.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 21
Results of Operations for 2004 Compared with 2003 and 2003
Compared
with 2002, page 22

35. Your discussion regarding your results of operations includes segment income and total segment income, which outside the context of your SFAS 131 disclosure are non-GAAP financial measures. Please expand your disclosure to include the following:
* a discussion which details why the presentation of total segment income provides useful information to investors regarding your financial condition and results of operations,
* a reconciliation and discussion regarding segment income and total segment income to the most directly comparable financial measure calculated and presented in accordance with GAAP, and
* disclosure stating total segment income may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.
Where applicable, please include the above in the other parts of your document where these non-GAAP financial measures are presented. Refer to SEC Release No. 33-8176, Item 303 of Regulation S-K, and Questions 19-21 of SEC FAQ dated June 13, 2003.

36. You have referenced in your segment discussion in Item 1 various new products and product lines, including the expansion of existing product lines. Please expand your disclosure to discuss the impact these new products, product lines and the expansion of existing product lines have had and may have on your results of operations and liquidity.

37. You have disclosed various components, which have contributed to increases and decreases within your income statement line items, including but not limited to, segment sales, segment income, and corporate and other expense. Some of the components you have cited include the following:
* higher volume and improved mix,
* productivity initiatives,
* new products sold,
* prior year job eliminations,
* incentive compensation, and
* post-retirement and medical costs.
Please expand your disclosure to include additional details that explain the reasons for the changes and please quantify the effects each of these components had on the increases and decreases within the income statement line items, including expenses that offset one another. Please show us what your revised MD&A disclosure for fiscal
2004 compared to 2003 will look like.

Liquidity and Capital Resources, page 31

38. Please expand your disclosure to discuss how the timing of payments related to your increased exposure for asbestos-related litigation will likely impact your liquidity.


39. Please expand your disclosure to include any legal restrictions you currently have regarding your ability or the ability your subsidiaries have to pay dividends to affiliated companies and the affect this may have on your future liquidity. Refer to Item
303(a)
of Regulation S-K.

Financial Statements

Statement of Income, page 43

40. You disclosed on page 1 that your air conditioning systems and services segment derives a portion of its revenue from service.
If
significant, please revise your statement of income to present separately your sales and costs of sales related to service from those related to products. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

Notes to Financial Statements

41. You disclosed on page 48 that you have intangible assets.
Please
expand your disclosure to include the disclosures required by paragraphs 44 and 45 of SFAS 142.

Note 2. Accounting Policies, page 47

42. Your disclosure on page 1 indicates that your air conditioning systems and services segment utilizes independent agents and distributors to distribute its products. You also disclosed that you utilize distributors for your kitchen and bath and your vehicle control systems segments. You further disclosed on page 25 you have a marketing arrangement with Home Depot relating to your air conditioning systems and services segment. You also disclosed sales to Home Depot and Lowe`s were included in your kitchen and bath segment. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF
01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

43. Please disclose the method you use to record and reissue treasury stock. Refer to paragraphs 12(b) and 13 of APB 6.


Revenue Recognition, page 47

44. Please expand your disclosure related to your accounting policy for the percentage-of-completion method to include your policy regarding change orders that have not yet been approved by the customer, including how you treat the profit component of the unapproved change orders.

Shipping and Handling Costs, page 47

45. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. You have disclosed that shipping and handling costs incurred on sales of products are included in cost of sales. Please expand your disclosure to include whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in your cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling and administrative expenses.

Goodwill and Intangible Assets, page 48

46. Your disclosure indicates that you have intangible assets deemed to have indefinite lives, which are not amortized. Please expand your disclosure to identify which intangible assets you have determined to have indefinite lives. In addition, please tell us the facts and circumstances you considered in reaching your conclusion that these intangible assets have indefinite lives. Refer to paragraph 11 of SFAS 142.

Earnings per share, page 48

47. For each of the periods presented, please expand your disclosure to include the amount of securities that were not included in the calculation of diluted EPS because they would have had an antidilutive effect. Refer to paragraph 40(c) of SFAS 128.



Note 14. Warranties, Guarantees, Commitments and Contingencies,
page
66

48. Please address the comments below related to note 14 in your Item
3 disclosure as well.

49. Your disclosure regarding the investigations by the French
Competition Council indicates that the outcome these investigations could be material to your operating results. Please expand your disclosure to include your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs
3 and 8-10 of SFAS 5 relating to this matter.

50. You disclosed that you historically recorded liabilities for only claims that had been filed. You further disclose that due to the stabilization in the rates at which new claims are filed and your added experience you can now reasonably estimate the liability. Please disclose the facts and circumstances that changed your assessment regarding your ability to reasonably estimate the liability.

51. Your disclosure indicates that HR&A calculated a total estimated liability associated with the asbestos claims through 2055.
Please
provide us with your analysis related to your asbestos liability activity for each of the balance sheet dates for the next five years.
In addition, please tell us how you determined that the claims you have accrued through 2055 meet the probable and reasonably estimable criteria in paragraph 8 of SFAS 5.

52. You disclosed that you recorded a $309 million receivable for probable asbestos-related insurance recoveries. You later disclosed that you are in litigation with certain carriers whose policies you believe provide coverage for pending claims and that these carriers are challenging your right to recovery. Please expand your disclosure to clarify whether the recovery amounts in dispute with these carriers are included in the $309 million receivable you recorded. If these disputed amounts are included in the $309 million receivable recorded, please tell us the facts and circumstances and the accounting guidance you considered in reaching your conclusion.
In addition, please expand your disclosure to include the total amount of recoveries you have received from your insurance carriers and the amount you have settled with insurance carriers, but have not received relating to asbestos-related claims. You also disclosed settlements total $51 million as of December 31, 2004. Please clarify if this is net of insurance recoveries.

53. You disclosed the average payment per claim for settlements made was $2,003. Please expand your disclosure to include the average settlement amount for cases closed in each period presented.



Note 15. Segments, page 71

54. If significant, please expand your disclosure to separately disclose sales derived from services from those derived from product sales. Refer to paragraph 37 of SFAS 131.

55. Please expand your disclosure to discuss the types of expenses you include in corporate and other expenses line item for each period presented.

Item 9A.  Controls and Procedures, page 84

56. In future filings, please revise your disclosure regarding management`s conclusion regarding the effectiveness of your disclosure controls to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comments applicable to your overall filing

57. Please address the comments above in your interim Forms 10-Q as well.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to Rufus Decker, Branch Chief, at (202) 551-3769. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Lesli Sheppard, Senior Staff Attorney, at (202) 551-
3708, or the undersigned at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Neal J. White, Esq.
	David A. Cifrino, Esq.
	McDermott Will & Emery LLP
	227 West Monroe Street
	Chicago, Illinois 60606-5096

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Mary Beth Gustafsson
American Standard Inc.
June 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE